Exhibit 99.1

Concord Medical Announces Changes to the Board

BEIJING, December 2, 2019 /PRNewswire/ -- Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a specialty hospital management group and an operator of the network of radiotherapy and diagnostic imaging centers in China, today announced the resignation of Mr. Shang Yan Chuang as director of the Company. Mr. Chuang submitted his resignation to the Board for personal reasons.

In addition, Concord Medical’s board of directors has accepted Mr. Chuang’s resignation and appointed Mr. Qing Pan as a director of the Company, effective from November 29, 2019.

Mr. Qing Pan is the CFO of Noah Holdings Limited (“Noah”). As a veteran in the investment and finance community, Mr. Pan spent 17 years with Deloitte as an audit partner before joining Noah. He was also a former member of the accounting research division at Deloitte’s headquarter in the US. He led several Chinese companies’ US listings across various industries. Mr. Pan received an MBA and a master degree in science from Northeastern University in Boston, U.S., in 1999. Mr. Pan is certified in public accounting in the U.S., mainland China and Hong Kong.

Dr. Jianyu Yang, Chairman and CEO, commented, “We are very pleased to welcome Mr. Pan to the Board. Mr. Pan’s experience will be invaluable to our growth and we believe he will make significant contributions to the Company. I would also like to express my gratitude to Mr. Chuang for his contributions to the Company over the past years. He has contributed to our development and we wish him success in the future endeavors.”

About Concord Medical

Concord Medical Services Holdings Limited is a specialty hospital management group, including premium cancer hospitals and international hospitals with multi-disciplinary treatment featuring proton therapy, as well as secondary specialty cancer hospitals and independent medical institutions, and an operator of the network of radiotherapy and diagnostic imaging centers in China. As of June 30, 2019, the Company operated a network of 30 centers based in 20 hospitals, spanning over 20 cities across 13 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.ccm.cn.

For more information, please contact:

Concord Medical Services Holdings Limited

Mr. Edward Zhang (Chinese and English)

+86 10 5903 6688 (ext. 608)

zhongchen.zhang@ccm.cn